FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                        For the month of January, 2003

                          GRANITE MORTGAGES 02-2 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                       35 New Bridge Street, 4th Floor,
                         Blackfriars, London EC4V 6BW,
                                    England
                   (Address of principal executive offices)




         Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F.....X....Form 40-F.............

         Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes............No.......X...........

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                         GRANITE MORTGAGES 02-2 PLC


                                         By:       /s/  Clive Rakestrow
                                              -----------------------------
                                         Name:  L.D.C. Securitisation Director
                                         No. 1 Limited by its authorized person
                                         Clive Rakestrow for and on its behalf
                                         Title:  Director

Date: 21 February 2003

                                         GRANITE FINANCE FUNDING LIMITED


                                         By:      /s/  Nigel  Charles Bradley
                                              ---------------------------------
                                         Name:  Nigel Charles Bradley
                                         Title:  Director
Date: 21 February 2003

                                         GRANITE FINANCE TRUSTEES LIMITED


                                         By:      /s/  Richard Gough
                                             ----------------------------------
                                         Name:  Richard Gough
                                         Title:  Director
Date: 21 February 2003

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 02-2 PLC
--------------------------
Monthly Report re: Granite Mortgages 02-2 Plc, Granite Finance Trustees Limited, and Granite Finance Funding Limited
Period 1 January 2003 - 31 January 2003

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

-------------------------------------------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                                                             165,405

Current Balance                                                                      (pound)11,018,446,055

Last Months Closing Trust Assets                                                      (pound)7,310,874,149

Funding share                                                                        (pound)10,138,052,750

Funding Share Percentage                                                                        92.01%

Seller Share                                                                           (pound)880,393,305

Seller Share Percentage                                                                          7.99%

Minimum Seller Share (Amount)                                                          (pound)247,354,566

Minimum Seller Share (% of Total)                                                                2.24%
-------------------------------------------------------------------------------------------------------------------

Arrears Analysis of Non Repossessed Mortgage Loans

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                                         Number              Principal ((pound))          Arrears ((pound))      By Principal (%)

< 1 Month                               164,058                10,931,482,679                   0                     99.21%

> = 1 < 3 Months                          1147                   75,469,382                  670,507                   0.68%

> = 3 < 6 Months                          163                     9,600,710                  247,354                   0.09%

> = 6 < 9 Months                           29                     1,585,426                   64,415                   0.01%

> = 9 < 12 Months                          7                       306,548                    19,134                   0.00%

> = 12 Months                              1                        1,310                       188                    0.00%

Total                                   165,405                11,018,446,055               1,001,598                100.00%
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

Properties in Possession

----------------------------------------------------------------------------------------------------------------------------------
                                                    Number                     Principal ((pound))        Arrears ((pound))

Total (since inception)                               19                            963,765                    38,870
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----------------------------------------------------------------------------------------------------------------------------------
Properties in Possession                                                                                         14

Number Brought Forward                                                                                           10

Repossessed                                                                                                       0

Sold                                                                                                              5

Number Carried Forward                                                                                            0

Average Time from Possession to Sale (days)                                                                     116

Average Arrears at Sale                                                                                   (pound)1,433

MIG Claims Submitted                                                                                              2

MIG Claims Outstanding                                                                                            0

Average Time from Claim to Payment                                                                               69
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Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

----------------------------------------------------------------------------------------------------------------------------------
                                                                                    Number              Principal ((pound))

Substituted this period                                                             54,727             (pound)4,059,995,576

Substituted to date (since 26 March 2001)                                          188,844            (pound)12,947,565,668
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CPR Analysis

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                                                                                   Monthly                  Annualised

Current Month CPR Rate                                                             4.08%                     37.28%

Previous Month CPR Rate                                                            4.63%                     43.42%
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----------------------------------------------------------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                                                                 23.99

Weighted Average Remaining Term (by value) Years                                                             20.02

Average Loan Size                                                                                       (pound)66,615

Weighted Average LTV (by value)                                                                              76.47%
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Product Breakdown

----------------------------------------------------------------------------------------------------------------------------------
Fixed Rate (by balance)                                                                                      36.02%

Flexible - Together (by balance)                                                                             31.19%

Capped (by balance)                                                                                           4.19%

Variable (by balance)                                                                                        28.52%

Tracker (by balance)                                                                                          0.08%

Total                                                                                                       100.00%
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

Geographic Analysis

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                                         Number                  % of Total               Value ((pound))           % of Total

East Anglia                               4,198                     2.54%                  279,868,530                 2.54%

East Midlands                            14,153                     8.56%                  826,383,454                 7.50%

Greater London                           19,120                    11.56%                 1,978,912,911               17.96%

North                                    24,576                    14.86%                 1,158,038,680               10.51%

North West                               24,123                    14.58%                 1,317,806,148               11.96%

South East                               26,226                    15.86%                 2,301,753,381               20.89%

South West                               12,439                     7.52%                  884,781,218                8.03%

Wales                                    7,899                      4.78%                  424,210,173                3.85%

West Midlands                            12,467                     7.54%                  775,698,602                7.04%

Yorkshire                                20,204                    12.21%                 1,070,992,957               9.72%

Total                                   165,405                     100%                  11,018,446,055               100%
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LTV Levels Breakdown

----------------------------------------------------------------------------------------------------------------------------------
                                                                   Number                 Value ((pound))          % of Total

< 10%                                                                490                     9,916,601                0.09%

> = 10% < 20%                                                      1,891                    70,518,055                0.64%

> = 20% < 30%                                                      3,909                   189,517,272                1.72%

> = 30% < 40%                                                      6,244                   381,238,234                3.46%

> = 40% < 50%                                                      8,422                   590,588,709                5.36%

> = 50% < 60%                                                     11,291                   863,846,171                7.84%

> = 60% < 70%                                                     14,234                 1,141,511,011               10.36%

> = 70% < 80%                                                     24,011                 1,757,442,146               15.95%

> = 80% < 90%                                                     42,103                 2,826,231,413               25.65%

> = 90% < 95%                                                     38,992                 2,452,706,092               22.26%

> = 95% < 100%                                                    13,768                   732,726,663                6.65%

> = 100%                                                              50                     2,203,689                0.02%

Total                                                            165,405                11,018,446,055               100.0%
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-------------------------------------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                                                            5.85%

Effective Date of Change                                                                 1 December 2001
-------------------------------------------------------------------------------------------------------------

Notes                 Granite Mortgages 02-2 plc

----------------------------------------------------------------------------------------------------------------------------------
                                      Outstanding                       Rating                 Reference Rate         Margin
                                                                    Moodys/S&P/Fitch

Series 1

A1                                    $480,000,000                    Aaa/AAA/AAA                  1.48%              0.11%

A2                                   $1,150,000,000                   Aaa/AAA/AAA                  1.55%              0.18%

B                                      $60,000,000                     Aa3/AA/AA                   1.74%              0.37%

C                                      $88,000,000                    Baa2/BBB/BBB                 2.62%              1.25%

Series 2

A                               (euro)1,100,000,000                   Aaa/AAA/AAA                  3.02%              0.19%

B                                 (euro)41,000,000                     Aa3/AA/AA                   3.20%              0.37%

C                                 (euro)53,000,000                   Baa2/BBB/BBB                  4.08%              1.25%

Series 3

A                               (pound)665,000,000                    Aaa/AAA/AAA                  4.16%              0.19%

B                                (pound)25,000,000                     Aa3/AA/AA                   4.34%              0.37%

C                                (pound)33,000,000                   Baa2/BBB/BBB                  5.22%              1.25%
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Credit Enhancement

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                % of Funding Share

Class B Notes ((pound)Equivalent)                                                           (pound)90,075,869          0.89%

Class C Notes ((pound)Equivalent)                                                           (pound)123,900,819         1.22%

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Granite Mortgages 02-2 Reserve Fund Requirement                                             (pound)39,000,000          0.38%

Balance Brought Forward                                                                     (pound)28,900,000          0.29%

Drawings this Period                                                                             (pound)0              0.00%

Reserve Fund Top-up this Period*                                                                 (pound)0              0.00%

Excess Spread                                                                               (pound)6,065,972           0.06%

Current Balance                                                                             (pound)34,965,972          0.34%
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Funding Reserve Balance                                                                     (pound)15,750,058          0.16%

Funding Reserve %                                                                                   0.5%                NA
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*Top-ups only occur at the end of each quarter.